SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING

         (Check One): [ ] Form 10-K [ ]  Form 11-K [ ]  Form 20F  [x]Form 10-Q

[ ] Form N-SAR

    For Period Ended: August 31, 2003
                      ---------------
[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K


    For the Transition Period Ended:
                                    --------------------------------------------

     READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

---------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Infe, Inc.
                         ----------

Former name if applicable: N/A
                           ---

     Address of principal executive office (Street and number): 5201 BLUE LAGOON DRIVE, SUITE 900
City, state and zip code:  MIAMI, FLORIDA 33126


                                    PART II
                              RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12b-25


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to a recent merger by and between, among others, the Company and Pacer Health Corporation, a delay has been experienced in preparing the quarterly statements for the period ended August 31, 2003. The Registrant respectfully requests an extension of the filing date of its Quarterly Report on Form 10-QSB for the period ended August 31, 2003.


                                     PART IV
                                OTHER INFORMATION

     1. Name and telephone number of person to contact in regard to this notification:

            Rainier Gonzalez            (305)               716-4072
            ------------------------------------------------------------
            (Name)                  (Area code)       (Telephone number)

     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X] Yes  [ ] No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenue and operating income are derived from different sources of business than corresponding period for the last fiscal year, as a result of the merger with Pacer Health Corporation. Accordingly, the Company cannot reasonably estimate the operating income of this period based on the corresponding period for the last fiscal year.

                                   INFE, INC.
                                   ----------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  October 15, 2003                By:    /s/ Rainier Gonzalez
                                            ----------------------
                                              Rainier Gonzalez, President

                                      -3-